Exhibit (a)(2)

November 27, 2012

Dear Stockholder:

We are pleased to inform you that on November 21, 2012, Schiff Nutrition International, Inc. (“Schiff”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Reckitt Benckiser LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Ultimate Parent (as defined below) (“Parent”), Ascot Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and, for limited purposes thereunder, Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), pursuant to which the Purchaser has commenced a tender offer to purchase all outstanding shares of our common stock at a price per share of $42.00, net to the holder thereof in cash, without interest and subject to reduction for any required withholding taxes.

If successful, the tender offer will be followed by the merger of the Purchaser with and into Schiff, with Schiff continuing as the surviving corporation in the merger. In the merger, all of Schiff’s outstanding shares, other than shares owned by Purchaser, Parent, Ultimate Parent or their respective subsidiaries, or shares owned by holders properly exercising their appraisal rights, will be converted into the right to receive the same cash payment as in the tender offer.

The Board of Directors of Schiff (the “Board”) has determined that the transactions contemplated by the Merger Agreement, including the tender offer and the merger, are fair to and in the best interests of Schiff and its stockholders, and approved and declared the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, advisable. Accordingly, and for the other reasons described in more detail in the enclosed copy of Schiff’s solicitation/recommendation statement, the Board, upon the terms and subject to the conditions set forth in the Merger Agreement, recommends to Schiff’s stockholders that they accept the tender offer and tender their shares of Schiff common stock in the tender offer.

Accompanying this letter is (i) a copy of Schiff’s solicitation/recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated November 16, 2012 and amended and restated on November 27, 2012, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 11:59 P.M., New York City time, December 14, 2012.

Sincerely,

Tarang P. Amin Chief Executive Officer, President and Director